Filed by Apex Technology Acquisition Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Apex Technology Acquisition Corporation

Commission File No.: 001-39048

Apex Technology Acquisition Corporation and AvePoint Announce Record Full Year 2020 Financial Results

BURLINGAME, CA, and JERSEY CITY, NJ—March 11, 2021 – Apex Technology Acquisition Corporation (NASDAQ: APXT, “Apex”) and AvePoint, the largest data management solutions provider for Microsoft 365, today announced AvePoint’s financial results for the full year ended December 31, 2020.

“The fourth quarter was a strong finish to 2020 for AvePoint, closing out a year of record revenue, non-GAAP operating profit and operating cash flow generation. Our core subscription revenue grew 66% year-over-year, reflecting our unique market position as a leader in digital collaboration, at a time when it is a top item on every CIO’s to-do list,” said Dr. Tianyi “TJ” Jiang, CEO of AvePoint. “As we look to 2021, we believe the significant growth of collaboration workflow deployments in 2020 will translate into greater need for our collaboration security and governance solutions, and we are excited about the opportunity ahead.”

Fiscal Year 2020 Financial Results

•	Total Revenue of $151.5 million, up 31% year-over-year

•	Recurring Revenue[1] of $114.5 million, up 37% year-over-year

•	Subscription Revenue of $91.0 million, up 66% year-over-year

•	Total ARR[2] of $118.7 million as of December 31, 2020, up 29% year-over-year

•	GAAP Operating Loss of $15.4 million; GAAP Operating Margin of (10%)

•	Non-GAAP Operating Income of $18.3 million; Non-GAAP Operating Margin of 12%[3]

•	Record operating cash flow of $19.1 million

Fiscal Year 2020 Key Highlights

•

Launched AvePoint Policies and Insights, the first commercially available SaaS solution to provide sensitivity-based security insights and automated policy enforcement to prevent risky oversharing in Microsoft 365

•	Strategic hires including new Head of Global Channel Business, Senior Vice President of Channel Marketing, and Microsoft Go-To-Market Director

•	Significant investment in customer success by tripling the size of the Customer Success team and implementing enhanced customer experience technology

[1]

Recurring revenue includes revenue derived from Recurring Revenue Contracts. Recurring Revenue Contracts means subscription revenue contracts, maintenance contracts, and other contracts of a similar type that are recurring in nature.

[2]

AvePoint calculates annual recurring revenue (“ARR”) at the end of a particular period as the annualized sum of: (1) contractually obligated Annual Contract Value from subscription and maintenance revenue sources from all customers with a contract duration exceeding three months, and (2) the product of the current month’s monthly recurring revenue (“MRR”) multiplied by twelve (to prospectively annualize subscription revenue). MRR includes AvePoint’s channel business and customers that sign contracts for less than one quarter in duration. ARR also includes some recurring professional services revenue, such as recurring technical account management services.

[3]	Calculated as non-GAAP Operating Income divided by Revenue.

•	Five-time winner of the Global Microsoft Partner of the Year award

•	2020 Channel Asia Innovation award recipient for Smart Technology

About AvePoint

AvePoint enables customers to collaborate with confidence. Our data management solutions help our diverse, global customer base overcome complex transformation, governance, and compliance challenges in the Microsoft cloud. A five-time winner of the Global Microsoft Partner of the Year award, AvePoint offers the only full suite of SaaS solutions to migrate, manage and protect data in Microsoft 365. More than 7 million cloud users, including a quarter of the Fortune 500, rely on our solutions. Our SaaS solutions are also available to managed service providers, so they can better support and manage their small and mid-sized business customers. Our multi-tenant solutions are available from over a dozen distributors in more than 100 cloud marketplaces worldwide. For more information about AvePoint, visit https://www.avepoint.com.

About Apex Technology Acquisition Corporation

Apex is a special purpose acquisition corporation led by co-CEOs Jeff Epstein, the former CFO of Oracle, and Brad Koenig, the former head of Goldman Sachs’ global technology investment banking team. For more information about Apex, visit https://apexacquisitioncorp.com.

Non-GAAP Financial Measures

To supplement AvePoint’s consolidated financial statements presented in accordance with GAAP, the company uses non-GAAP measures of certain components of financial performance. These non-GAAP measures include non-GAAP operating income and non-GAAP operating margin. In order for AvePoint’s investors to be better able to compare its current results with those of previous periods, the company has included a reconciliation of GAAP to non-GAAP financial measures at the end of this press release. These reconciliations adjust the related GAAP financial measures to exclude stock-based compensation expense. AvePoint believes the presentation of its non-GAAP financial measures enhances the user’s overall understanding of its historical financial performance. The presentation of AvePoint’s non-GAAP financial measures is not meant to be considered in isolation or as a substitute for its financial results prepared in accordance with GAAP, and AvePoint’s non-GAAP measures may be different from non-GAAP measures used by other companies.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws including statements regarding AvePoint’s products and markets and expected future performance and market opportunities of AvePoint. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: changes in the competitive and regulated industries in which AvePoint operates, variations in operating performance across competitors, changes in laws and regulations affecting AvePoint’s business and changes in AvePoint’s ability to implement business plans, forecasts, and to identify and realize additional opportunities, and the risk of downturns in the market and the technology industry. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed below and other documents filed by Apex from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and AvePoint and Apex assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither AvePoint nor Apex gives any assurance that either AvePoint or Apex, or the combined company, will achieve its expectations.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination discussed herein. This press release also shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Important Information for Investors and Stockholders

This press release relates to a proposed transaction between AvePoint and Apex. In connection with the proposed transaction, Apex has filed a registration statement on Form S-4 with the SEC, also includes a document that serves as a prospectus and proxy statement of Apex, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Apex shareholders. Apex will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Apex are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Apex through the website maintained by the SEC at www.sec.gov. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

Apex and its directors and officers may be deemed participants in the solicitation of proxies of Apex’s stockholders in connection with the proposed transaction. Apex’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Apex in the registration statement containing the proxy statement/prospectus which has been filed with the SEC.

AvePoint, Inc. and Subsidiaries

Consolidated Statements of Operations

	Year ended December 31,
	2020	2019
	(in thousands)
Revenue:
Subscription	$91,023	$54,729
Services	34,140	26,662
License, maintenance and OEM	26,370	34,708

Total revenue	151,533	116,099
Cost of revenue:
Subscription	12,980	9,397
Services	26,089	24,727
License, maintenance and OEM	1,221	2,275

Total cost of revenue	40,290	36,399

Gross profit	111,243	79,700
Operating expenses:
Sales and marketing	76,545	61,901
General and administrative	36,872	24,614
Research and development	12,204	11,148
Depreciation and amortization	1,059	1,049

Total operating expenses	126,680	98,712

Loss from operations	(15,437)	(19,012)
Interest income, net	41	56
Other income (expense), net	(511)	(604)

Loss before income taxes	(15,907)	(19,560)
Income tax expense	1,062	614

Net loss	$(16,969)	$(20,174)

AvePoint, Inc. and Subsidiaries

Consolidated Balance Sheets

	As of December 31,
	2020	2019
	(in thousands)
Total assets	$169,054	$98,078

Total liabilities	$148,867	$102,129
Total mezzanine equity	213,014	194,631
Total stockholders’ deficiency	(192,827)	(198,682)
Total liabilities, mezzanine equity, and stockholders’ deficiency	$169,054	$98,078

AvePoint, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year ended December 31,
	2020	2019
	(in thousands)
Net cash provided by (used in) operating activities	$19,120	$(2,051)
Cash provided by (used in) investing activities	1,368	(1,481)
Cash provided by (used in) financing activities	35,559	(94)
Effect of exchange rate on cash	903	(590)

Net increase (decrease) in cash and cash equivalents	56,950	(4,216)

Cash and Cash equivalents:
Cash and cash equivalents beginning of year	12,162	16,378

Cash and cash equivalents end of year	$69,112	$12,162

AvePoint, Inc. and Subsidiaries

Supplemental Financial Information

Reconciliation of GAAP to Non-GAAP Financial Data

	Year Ended December 31,
	2020	2019
	(in thousands)
GAAP Operating loss	$(15,437)	$(19,012)
Stock-based compensation	33,767	13,893

Non-GAAP Operating Income	$18,330	$(5,119)
Non-GAAP Operating Margin	12.1%	(4.4% )

Investor Contacts:

AvePoint, Inc.

Erica Mannion, Sapphire Investor Relations, LLC.

emannion@sapphireir.com

617-542-6180

Apex Technology Acquisition Corporation

Michael Bowen, ICR, Inc.

Michael.bowen@icrinc.com